Apartment Trust of America Holdings, LP
4901 Dickens Road, Suite 101
Richmond, Virginia 23230
May 10, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Apartment Trust of America Holdings, LP (f/k/a Grubb & Ellis Apartment REIT Holdings, LP) Request for Withdrawal of Registration Statement on Form S-11 File No. 333-170846
Ladies and Gentlemen:
Apartment Trust of America Holdings, LP (f/k/a Grubb & Ellis Apartment REIT Holdings, LP) (the “Registrant”) hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to withdraw its registration statement on Form S-11 (File No. 333-170846) relating to the registration of units of limited partnership interest (together with all exhibits filed thereto, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2010.
The Registration Statement was not declared effective by the Commission, none of the Registrant’s securities were sold pursuant to the Registration Statement and its withdrawal is consistent with the public interest and protection of investors. The Registrant is withdrawing the Registration Statement because the Registrant has terminated the proposed property acquisition described in the Registration Statement and therefore, will not issue the securities as consideration for such property.
If you have any questions regarding the foregoing application for withdrawal, please call Lauren B. Prevost at Morris, Manning & Martin, LLP, counsel to the Registrant, at (404) 504-7744.
Best regards,
APARTMENT TRUST OF AMERICA HOLDINGS, LP
/s/ Stanley J. Olander, Jr.
Stanley J. Olander, Jr.
Chief Executive Officer
cc: Lauren B. Prevost, Esq.